Exhibit 99.55

“MEDIASET ESPAÑA COMUNICACIÓN, S.A.”, for the purposes contemplated in article 227 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015 of 23 October and developing legislation, announces the following

RELEVANT INFORMATION

Regarding the resolution concerning the cross-border merger (the “Merger”) of Mediaset S.p.A. and Mediaset España Comunicación, S.A. with and into Mediaset Investment N.V. (relevant facts dated 5 September 2019 —No. 281,465— and 22 November 2019 —No. 283,861—), it is reported that the Board of Directors of the Company, in its meeting held today, has resolved to call an Extraordinary General Meeting of Shareholders to be held, tentatively, on 5 February 2020.

The purpose of such General Meeting of Shareholders is to consider the amendment of (i) the articles of association of the absorbing company, (ii) the “Terms and Conditions of the Special Voting Shares”, (iii) the “Terms and Conditions for the Initial Allocation of Special Voting A Shares - Mediaset” and (iv) the “Terms and Conditions for the Initial Allocation of the Special Voting A Shares - Mediaset España”, all of the foregoing approved by the Extraordinary General Shareholders Meeting of the Company held on 4 September 2019 in the context of the approval of the Merger.

These amendments, proposed by the Merger Committee (formed by all of the independent directors and the non-executive Chairman of the Board of Directors) and with the proprietary directors appointed by Mediaset S.p.A. and the executive directors having recused themselves, mirror those which will be tabled to the shareholders of Mediaset S.p.A. in the Extraordinary General Meeting of such company called to be held on 10 January 2020, and which will be likewise approved by the General Shareholders Meeting of Mediaset Investment N.V.

Mediaset S.p.A., in its capacity as holder of an equity interest representing 53.26% of the share capital of the Company, has represented to the Board of Directors its decision to vote for the passing of the relevant resolutions at the Extraordinary General Shareholders Meeting.

The notice of the Extraordinary General Shareholders Meeting and the relevant documentation will be published and made available to shareholders in the next few days as prescribed by law.

Madrid, 28 November 2019

Mario Rodríguez Valderas

Secretary of the Board of Directors